

June 21, 2022

Edward Durkin
Chief Financial Officer
Casa Systems, Inc.
100 Old River Road
Andover, Massachusetts 01810

>   Re: **Casa Systems, Inc.**
>   **Form 10-K for the year ended December 31, 2021**
>   **Form 8-K furnished April 18, 2022**
>   **Response dated June 7, 2022**
>   **File No. 1-38324**

Dear Mr. Durkin:

We have reviewed your June 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

Response Letter Dated June 7, 2022

Note 16. Segment Information, page 107

1.   We note from your response to our prior comment 4 that geographical teams do exist, and all teams report up through a single global organization, ultimately reporting to the Chief Customer Officer. Please explain to us the nature of any cost or profit information prepared on a geographical basis. Also, please explain to us the nature of any financial information reviewed by or prepared for the Chief Customer Officer. Also, it appears from your response that the CODM does not review any financial information below the revenue line item, except for on a quarterly basis in connection with the Board of Directors meeting, and that this financial information is prepared on a consolidated basis. Please confirm.

You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing